Exhibit 99.1

Pan American Silver to Announce 2013 Second Quarter Unaudited Results on August 15

VANCOUVER, July 22, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) will announce its unaudited 2013 second quarter results on Thursday, August 15, in advance of market opening.  A conference call and live audio webcast to discuss the results will be held the same day at 1:00 pm ET (10:00 am PT).  The conference call will include a Power Point presentation.

Q2 2013 Results Conference Call and Webcast Information

Date:	Thursday, August 15, 2013
Time:	1:00 pm Eastern Time - 10:00 am Pacific Time

The Power Point presentation can be accessed at:
http://services.choruscall.ca/links/pan130815.html

Conference Call Dial-In Numbers:
	North America and International Toll Number:	+1-604-638-5340

Audio Webcast
A live audio webcast can be accessed at:
https://services.choruscall.ca/links/pan130815.html

Conference Call Replay Numbers
	Dial:	+1-604-638-9010
	Code (followed by the # sign):	6218

Playback available for seven days following the call

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the La Virginia development project in Sonora, Mexico, the Waterloo silver project in California, USA, and the Navidad silver project in Chubut, Argentina.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 22-JUL-13